UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

 000-51689
Commission File Number

EXOBOX TECHNOLOGIES CORP.
(Exact name of registrant as specified in its charter)

50 West Liberty Street, Suite 880
Reno, NV 89501
+0086 18612881866
devoterorientalcultedu@outlook.com
(Address, including zip code, and telephone numbers,
 including area code, of registrant’s principal executive offices)

Shares of Common Stock, $0.00001 Par Value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a
duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☐
Rule 12g-4(a)(2) ☒
Rule 12h-3(b)(1)(i)  ☐
Rule 12h-3(b)(1)(ii)  ☐
Rule 15d-6 ☐

          Approximate number of holders of record as of the certification or notice date: 213

          Pursuant to the requirements of the Securities Exchange Act of 1934 EXOBOX TECHNOLOGIES CORP. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 1, 2022	By:	/s/ Fang Huang
Fan Huang
President and Director

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